Exhibit 99.1

Not for distribution to U.S. news wire services or dissemination in the United States.

Silver Elephant Announces Closing of C$9.2 Million Bought Deal Public Offering,
Including Full Exercise of the Over-Allotment Option

Vancouver, British Columbia, November 24, 2020 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce the closing of its bought deal short form prospectus offering pursuant to which the Company has issued 23,000,000 common shares of the Company (the “Common Shares”) at a price of C$0.40 per Common Share, for aggregate gross proceeds of C$9,200,000 (the “Offering”), including the full exercise of the over-allotment option.

The Offering was led by Mackie Research Capital Corporation as lead underwriter and sole bookrunner, on behalf of a syndicate of underwriters, including Canaccord Genuity Corp. and Sprott Capital Partners LP.

The net proceeds from the Offering will be used for the exploration, development and/or improvement of the Company’s mineral properties and for working capital purposes. For more information, please see the final short form prospectus of the Company dated November 17, 2020, posted on the Company’s SEDAR profile at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in the United States, or in any other jurisdiction in which such offer, solicitation or sale would be unlawful.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or under any U.S. state securities laws, and may not be offered, sold, directly or indirectly, or delivered within the “United States” or to, or for the account or benefit of, persons in the “United States” or “U.S. persons” (as such terms are defined in Regulation S under the U.S. Securities Act) except in certain transactions exempt from the registration requirements of the U.S. Securities Act and all applicable U.S. state securities laws.

About Silver Elephant

Silver Elephant is a premier silver mining company. The Company’s goal is to enable shareholders to own as much silver in the ground as possible.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com
www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance, and business prospects and opportunities, and the use of proceeds of the Offering are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.